HERE ENTERPRISES, INC.
927 Kelvin Street
Coquitlam, British Columbia, V3J 4W7, Canada

October 11, 2007

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561
USA

Attention: Julie Bell

Dear Sirs/Mesdames:

Re: Here Enterprises, Inc. (the "Company")

In connection with the Company's Form SB-2 Registration Statement filed under file number 333-145955, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EDT) Friday, October 12, 2007 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Virgil Hlus, at 604-891-7707.

Yours truly,

HERE ENTERPRISES, INC.

/s/ Roger Williams
Roger Williams
President